UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated September 11, 2018
Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐          No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐          No ☒
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________
Enclosure: A press release dated September 11, 2018, regarding licensing process of Paycell Limited Liability Company.

Istanbul, September 11, 2018

Announcement Regarding the Licensing Process of Paycell Limited Liability Company

With reference to our announcements dated May 26th, 2017, September 21st, 2017, November 21st, 2017, January 22nd, 2018, February 13th, 2018, April 16th, 2018, May 14th, 2018 and July 13th, 2018 the process following the local currency transfer and e-money license application made for the financial company titled “Paycell LLC”, established in Ukraine by our wholly owned subsidiary lifecell Limited Liability Company (“lifecell LLC”) based in Ukraine, is ongoing. This announcement has been made in accordance with CMB’s Public Disclosure Communique’s requirement to provide updated information every 60 days.

Board Decision Date for Acquisition	:	26.05.2017

Title of Non-current Financial Asset Acquired	:	Paycell Limited Liability Company (“Paycell LLC”)

Field of Activity of Non-current Financial Asset whose Shares were being Acquired	:	Financial services (e-money, money transfer, loans, leasing)

Capital of Noncurrent Financial Asset	:	UAH 28,000,000

Acquirement Way	:	Establishment

Date on which the Transaction was/will be Completed	:	Once local currency transfer license is obtained.

Acquisition Conditions	:	-

Nominal Value of Shares Acquired	:	-

Purchase Price Per Share	:	-

Total Purchasing Value	:	-

Ratio of New Shares Acquired to Capital of Non-current Financial Asset (%)	:	-

Total Ratio of Shares Owned in Capital of Non-current Financial Asset After Transaction (%)	:	-

Total Voting Right Ratio Owned in Non-current Financial Asset After Transaction (%)	:	-

Ratio of Non-current Financial Asset Acquired to Total Assets in Latest Disclosed Financial Statements of Company (%)	:	-

Effects on Company Operations	:	-

Did Takeover Bid Obligation Arise?	:	No

Will Exemption Application be Made, if Takeover Bid Obligation Arised?	:	No

Title/ Name-Surname of Counter Party	:	-

Relation with Counter Party if any	:	-

Value Determination Method of Non-current Financial Asset	:	-

Did Valuation Report be Prepared?	:	No

Reason for not Preparing Valuation Report if it was not Prepared	:	Not required by the legislation.

Value Determined in Valuation Report if Exists	:	-

Reasons if Transaction wasn’t/will not be performed in Accordance with Valuation Report	:	-

For more information:
Turkcell Investor Relations
investor.relations@turkcell.com.tr
Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: August 31, 2018	By:	/s/ Zeynel Korhan Bilek
		Name:	Zeynel Korhan Bilek
		Title:	Investor Relations and Mergers & Acquisitions Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: August 31, 2018	By:	/s/ Osman Yılmaz
		Name:	Osman Yılmaz
		Title:	Chief Financial Officer (Acting)